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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

November 30, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Tonya J. Aldave, Attorney-Advisor

Re:	MMTec, Inc. Amendment No. 1 to Registration Statement on Form F-1 (SEC File No. 333-227934)

Dear Ms. Aldave:

In response to your oral comments, please note that the two loan advances to Xiangdong Wen and Zhen Fan are fully disclosed in the Related Party Transactions section of the Company's F-1 filing. These advances were repaid in full in the year ended December 31, 2017. The advance balances as of June 30, 2018 and December 31, 2017 were zero. The Company and its management is fully aware of its responsibilities to comply with the affiliate loan prohibitions under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and will maintain compliance with such provisions going forward.

Very truly yours,

/s/ Alec Orudjev

Cc:	Xiangdong Wen, Chairman Zhen Fan, Chief Executive Officer Ralph V. De Martino, Esq., Schiff Hardin LLP